Exhibit 3.31
FILED
In the Office of the
Secretary of state Texas
NOV 28 2005
Corporations Section
ARTICLES OF INCORPORATION
OF
SLEDGE DRILLING CORP.
ARTICLE 1
     The name of the Corporation is Sledge Drilling Corp.
ARTICLE 2
     The street address of the Corporation’s initial registered office is CT Corporation System, c/o CT Corporation System, 350 North St. Paul Street, Dallas, Texas 75201 and the name of its initial registered agent at such address is CT Corporation System.
ARTICLE 3
     The number of directors constituting the initial Board of Directors is five (5) and hereafter the number of directors shall be fixed by the Bylaws. The names and addresses of the persons who are to serve as directors, until the first annual meeting of the shareholders, or until their successors are elected and qualified are:

Name	Address

Spencer Armour	2741 Racquet Club
Midland, TX 79705

Tom Kelly	P.O.Box 11026
Midland, TX 79702

Dale Redman	6826 Island Circle
Midland, TX 79707

David W. Sledge	P.O. Box 50424
Midland, TX 79710

Charles K. McArthur	5509 Grasslands
Midland, TX 79707

ARTICLE 4
     The Corporation shall have two (2) classes of stock, common stock and preferred stock. The Corporation shall have the authority to issue fifty million (50,000,000) shares of common stock at no par value (“Common Stock”) and six million (6,000,000) shares of preferred stock at a par value of $.001 per share (“Preferred Stock”). The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all or any of the shares of Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited or no voting powers, and such designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares.
ARTICLE 5
     The period of duration of the Corporation is perpetual.
ARTICLE 6
     The purpose of the Corporation is to transact any and all lawful business for which corporations may be incorporated.
ARTICLE 7
     The Board of Directors may, in its discretion, issue from time to time authorized but unissued shares or treasury shares of the Corporation to such person or persons, and for such consideration, as the Board of Directors may determine. Shareholders shall have no preemptive rights to subscribe for or buy unissued or treasury shares of the Corporation now or hereafter authorized. Cumulative voting of shares in the election of directors is hereby prohibited. The power to alter, amend or repeal the Corporation’s Bylaws and to adopt new Bylaws shall be vested in the Board of Directors, subject to repeal or amendment by action of the shareholders.
ARTICLE 8
     8.1 Unless otherwise provided in this Article, the Corporation shall, to the fullest extent permitted by the Texas Business Corporation Act, as the same exists or may hereafter be amended, indemnify any and all officers and directors of the Corporation from and against any and all of the expenses, liabilities or other matters referred to in or covered by such Act. Such indemnification may, in the discretion of the Board of Directors, include payment or reimbursement of expenses in advance of final disposition of an action, suit or proceeding, subject to the provisions of applicable law. Such indemnification and advance or reimbursement of expenses shall be provided both as to action in one’s director or officer capacity and as to action in another capacity held at the request of the Corporation and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
     8.2 If a valid claim under paragraph I of this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for payment, advance or reimbursement of expenses incurred in defending any proceeding in advance of its final disposition if the required undertaking under applicable law, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct that make it permissible under the laws of the State of Texas for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the laws of the State of Texas, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.
     8.3 The Corporation may, in the discretion of the Board of Directors and as permitted by applicable law, indemnify and advance or reimburse expenses to persons who are or were employees or agents of the Corporation to the same extent provided for indemnification of officers and directors in this Article.
     8.4 In the event this Article is amended, such amendment shall become effective as of the date of the adoption of such amendment by the shareholders of the Corporation and shall be inapplicable to indemnification or advances or reimbursement of expenses related to actions occurring prior to such date.
ARTICLE 9
     The liability of a Director of the Corporation to the Corporation or its shareholders shall be eliminated or limited to the fullest extent permitted by the Texas Business Corporation Act, the Texas Miscellaneous Corporation Law Act, or any other applicable law.
     In the event this Article 9 is amended, such amendment shall become effective as of the date of the adoption of such amendment by the shareholders of the Corporation, and shall be inapplicable to (i) actions, suits or proceedings pending on such date; (ii) any claim or claims made or threatened by notice to the Corporation on or prior to such date; or (iii) any claim, action, suit or proceeding brought or made after such date and based on an act or omission of the Director in his capacity as a Director that occurred prior to such date.

ARTICLE 10
     Any action required by the Texas Business Corporation Act or other applicable law to be taken at an annual or special meeting of shareholders, or any action that may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted, in accordance with and as permitted by applicable law.
ARTICLE 11
     The name and address of the incorporator is Frank N. Cremer, 400 West Illinois, Suite 1400, Midland, Texas 79701.
DATED: November 22, 2005.

/s/ Frank N. Cremer
FRANK N. CREMER